Western Investment LLC

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Anworth Mortgage Asset Corporation

Investor Presentation

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Western Investment LLC

Ethical Activism

- Western Investment is an investor who has proven over many years to be a catalyst for positive change for all stockholders. Attached is a list of 38 completed activism situations since 2004.

- Virtually all completed activism situations resulted in significant pro-stockholder action by the issuer. In every situation, the same result was available to all stockholders. **Every situation Western Investment has entered into has benefitted all stockholders equally.**

- We are proud of our public record, and proud of the role we have played in creating value for stockholders.

Western Investment LLC: Summary of Completed Closed-end Fund Activism Situations

Ticker	Name	Date of Initial Activism Filing	Activism Result
AWP	Alpine Global Premier Properties Fund	+	Tender 20% of shares at 95% of NAV, June 2012
BPS	Blackrock Pennsylvania Strategic Municipal Trust	+	Raised dividend, June 2005
BSD	The Blackrock Strategic Municipal Trust	+	Raised dividend, June 2005
DHG	DWS Dreman Value Income Edge Fund	1/8/2010	25% tender and enhanced shareholder buyback program, October 2010
DRP	DWS RREEF World Real Estate Fund	2/26/2010	Open ended, February 2011.
FVD	First Trust Value Line® Dividend Index Fund	12/12/2005	Converted to an ETF at NAV, December 2006
GCS	DWS Enhanced Commodity Strategy Fund	6/6/2008	Open ended, August 2010
GGT	Gabelli Global Multimedia Trust	1/25/2010	Won board seat, June 2010. Increased dividend, April 2010, and buyback, Aug 2010
HQL	H&Q Life Sciences Investors	1/4/2011	Tender for 35% of shares at 98% of NAV, May 2011
HTD	John Hancock Tax Advantaged Dividend Fund	1/31/2008	Raised dividend, August 2008
LBF	DWS Global High Income Fund	5/20/2010	25% tender and enhanced shareholder buyback program, Oct 2010
MGU	Macquarie Global Infrastructure Fd	9/12/2011	Tender 20% of Shares at 95% of NAV, December 2012, Additional Tender if > 8% Discount
MZF	MBIA/Claymore Managed Dur Inv Grade Muni Fd	8/27/2008	Tender 15% of Shares at 98% of NAV, March 2010, Ongoing Tenders if > 5% Discount
NBO	Neuberger Berman NY Intermediate Muni Fd	4/14/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NBW	Neuberger Berman Cal Intermediate Muni Fd	1/22/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NDD	Neuberger Berman Dividend Advantage Trust	12/29/2008	Liquidation, October 2009
NFL	Nuveen Insured Florida Premium Inc Muni Fd	9/11/2009	Merged into NIO, October 2009
NHS	Neuberger Berman High Yield Strategies Fund	4/15/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NOX	Neuberger Berman Income Opportunity Fund	3/2/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NQF	Nuveen Florida Investment Quality Muni Fd	7/27/2009	Merged into NPM, October 2009
NRI	Neuberger Berman Realty Income Fund	9/20/2006	Raised dividend, April 2007
NRL	Neuberger Berman Real Estate Income Fund	3/21/2005	Tender for all shares at 99% NAV, September 2007
NRO	Neuberger Berman Real Estate Securities Inc Fd	2/20/2007	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NUF	Nuveen Florida Quality Income Municipal Fund	3/30/2009	Merged into NPM, October 2009
NWF	Nuveen Insured Florida Tax-Free Advantage Muni Fd	9/22/2009	Merged into NEA, October 2009
PBF	Pioneer Municipal and Equity Income Trust	1/26/2007	Open ended, October 2008
PPM	Investment Grade Municipal Income Fund	10/9/2008	Liquidation, May 2010
RIT	LMP Real Estate Income Fund	9/16/2005	Raised dividend, February 2007
RTU	Cohen & Steers REIT & Utility Fund	12/21/2007	Raised dividend, June 2008, + 10% buyback. Merged into UTF, March 2010.
SBF	Salomon Brothers Fund	7/22/2005	Open ended, July 2006 (Elliott Management was lead activist.)
SCD	LMP Capital and Income Fund	12/17/2010	Tender for 30% of shares at 98% of NAV, June 2011, Ongoing tenders if > 5% Discount
SEL	Seligman Select Municipal Fund	+	Open ended, March 2009
SLS	RiverSource Lasalle International Real Estate Fd	7/2/2010	Open ended, April 2011
TY	Tri-Continental Corporation	1/6/2006	In-kind and Regular Tenders at 99.25% of NAV, December 2008
TYW	TS&W/Claymore Tax-Advantaged Balanced Fund	2/18/2010	Open ended at NAV, January 2012
UTF	Cohen & Steers Infrastructure Fund	11/26/2007	Raised dividend, June 2008 + 10% buyback
ZF	Zweig Fund	4/16/2004	Raised dividend, September 2004
ZTR	Zweig Total Return Fund	4/6/2004	Raised dividend, September 2004

+ Private communication, no filing

In these situations, Western Investment's actions ranged from one or more of the following: filing a Schedule 13D raising concerns about the actions of the issuer; private communications and negotiations with management; nominating a slate of one or more directors; submitting proposals for stockholder approval; soliciting proxies on behalf of nominated slate and/or proposals; or entering into a settlement agreement with the issuer.

Western Investment LLC

- Western Investment and the other participants own approximately 4.0% of the outstanding shares of Anworth.

- We are seeking to elect <u>truly independent</u> directors, none of whom are affiliated with or controlled by Western Investment.

- Our interests are aligned with **<u>ALL</u>** stockholders.

Our Objectives

- Put true stockholder representatives on the Board and replace the failed incumbents.

- Obtain better management to work for improved performance.

- Maximize long-term value for stockholders preferably by engaging new management or providing stockholders the liquidity to re-invest in a REIT with superior management.

New Stockholder Representation is Required

- We believe the Board has not, and cannot, properly and effectively serve Anworth's stockholders.

  - The Board has failed to adequately address the decade of Anworth's failed performance and resulting deep discount to book value at which Anworth trades.

  - The Board continues to retain and reward management for over a decade of failure.

  - The Board has been unresponsive to the best interests of stockholders.

Anworth Management Has Failed
Change is Needed

- Investors have experienced over a decade of investment declines.

  - Stockholders who invested in Anworth on August 31, 2003 have a cumulative loss of almost 6% through March 31, 2014 even after giving effect to reinvested dividends.

  - Anworth's common stock trades at a significant discount to its book value.

    - On December 31, 2013, the stock price closed at a 29.6% discount to book value.

    - On March 31, 2014, the stock price closed at a 18.7% discount to book value.

    - At April 30, 2014, contrary to management's assertions that the stock is trading at liquidation value, we estimate that the stock is trading at an approximate 13.6% discount to book value.

Don't be mislead by management's cherry picked data

- MANAGEMENT CLAIM: In a letter to investors sent on April 28, 2014, management reported that it had produced a 68.5% cumulative return on investment (including reinvested dividends) over the past five years. (Management did not specify the start and end dates of their five year period.)

- FULL STORY: Of course, as shown on the next chart, management neglected to report that over approximately the same period, comparable REITs experienced gains of an average of 116.5% for the five years ended March 31, 2014.

Management Has Elected to Use the NAREIT Mortgage REIT Index

- We do not think that using the NAREIT Mortgage REIT Index is an accurate index to use for comparisons as this index is dominated by REITs with a wide range of investment options, including subprime and commercial lenders.

- We selected comparisons that were limited to REITs that primarily invest in high quality residential mortgage assets and were in operation for over 10 years.

- We challenge management to identify other comparable REITs and we will be happy to include them in our comparisons.

Anworth has been among the lowest of all comparable mortgage REITs for total returns

REIT	1 year	3 years	5 years	10 years	10 ½ years
Anworth Mortgage Asset Corporation	**(11.2)%**	**1.2%**	**58.5%**	**1.2%**	**(5.7)%**
Annaly Capital Management, Inc.	(22.3)%	(8.2)%	56.3%	69.5%	86.2%
Capstead Mortgage Corp.	9.5%	40.1%	120.9%	172.9%	219.6%
Dynex Capital Inc.	(8.1)%	23.2%	116.5%	145.5%	219.4%
MFA Financial, Inc.	(1.3)%	51.4%	172.3%	131.8%	135.7%
AVERAGE	(5.6)%	26.6%	116.5%	129.9%	165.2%
DIFFERENCE	**(5.7)%**	**(25.4)%**	**(58.0)%**	**(128.7)%**	**(170.9)%**
RANK	**4th out of 5**	**4th out of 5**	**4th out of 5**	**LAST**	**LAST**

All periods end March 31, 2014. Bloomberg data and calculations.

Comparable REITs are defined as all REITs that primarily invest in high quality residential mortgage assets and have been in existence for over 10 years.

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Anworth's stock price: A decade of decline

Stock Price Since IPO (3/11/1998 at $9.00 per share)



Comparison of Anworth's stock price versus highest and lowest performing comparable REITs

Total returns of Anworth (ANH) (-6%) vs. Capstead Mortgage Corp (CMO) (+220%) and Annaly Capital Management, Inc. (NLY) (+86%) since 8/31/2003.



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Anworth significantly trails other investment opportunities

Anworth performance even lags their hand picked comparison by 50%. This chart was presented by Anworth in their Form 10-K, yet was excluded from their proxy. Our four comps average a gain of 99.1%, which is slightly more than four times the Anworth gain of 24.7%. Their ending index value is 199.1.



Anworth Mortgage Asset Corporation

Total Return Performance

Cumulative total stockholder return comparison of Anworth common stock with the Standard & Poor's 500 Index and the National Association of Real Estate Investment Trusts, Inc. Mortgage REIT Index. The four comps average 116%, just below the S&P 500 Index.

Discounted Market Value

- Anworth shares have traded at a persistent discount to book value over the past three years.

- The discount was a shocking 29.6% on December 31, 2013.

- While a modest temporary discount to book value might be tolerated, Anworth's discount to book value is excessive and punitive.

- We believe price to book value ratio is an indicator of how the market views the quality and integrity of management and the board.

- Anworth ranks dead last versus their comps for the past 1, 3, 5 and 10 year periods as evidenced by the actual data on the next slide.

Anworth significantly trails its peers

Ratio of Average Stock Price to Book Value at the End of Each Calendar Quarter

REIT	1 year	3 years	5 years	10 years
Anworth Mortgage Asset Corporation	**83.7%**	**91.1%**	**93.9%**	**96.2%**
Annaly Capital Management, Inc.	93.6%	98.9%	101.4%	115.9%
Capstead Mortgage Corp.	95.2%	97.7%	100.3%	111.7%
Dynex Capital Inc.	102.2%	100.4%	99.5%	98.5%
MFA Financial, Inc.	97.8%	99.4%	99.5%	102.7%
Anworth Rank	**LAST**	**LAST**	**LAST**	**LAST**

All periods end March 31, 2014

Anworth compared to all other comparable publicly traded mortgage REITs outstanding for the entire period. Anworth's price to book value ratio has shown a constant decline over all time periods.

Anworth's Risky Diversification Strategy

- The new diversification strategy of single family home rentals appears to be a desperate and unqualified attempt by management to make up for past blunders.

- On Anworth's April 30, 2014 quarterly earnings conference call, leading research analysts questioned whether Anworth management has the expertise to implement their new strategy. They question whether Anworth can ever reach scale as single family rentals have high overhead costs and Anworth is late to the game… a very poor reception.

- The recently declared dividend included a payment from capital and did not in any way represent increased earnings. This also drew analyst criticism in Anworth's recent earnings call.

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Anworth's Misleading Statements and Half-Truths

Anworth states in its April 28 letter to stockholders:

- "Your Board's hedged investment strategy, which it successfully executed during one of the most challenging stock market environments and prolonged economic recessions in history, has produced a cumulative return on investment (including reinvested dividends) of 68.5% over the past five years; an 11.0% compounded annual return."

  FACT: Anworth's total return per share has consistently been the lowest or among the lowest of virtually all comparable mortgage REITs based on Bloomberg data for total returns, including dividends. The comps return 116.5%.

- "Since Anworth's IPO, our investment strategy has generated long-term returns on investment that have outperformed industry and leading U.S. stock indices. Over this 16-year, post-IPO period, the total cumulative return on an investment in Anworth's common stock (including reinvested dividends) has been approximately 267%; an 8.4% compounded annual return."

  FACT: After initially positive results during a exceptionally strong bond market period, Anworth has suffered through over a decade of negative performance.

- "Anworth's stock price has increased approximately 30% so far in 2014."

  FACT: Anworth's stock price is still trading near its all-time low and we believe that the increase is primarily attributable to Western Investment's activity and the hope by investors that changes are forthcoming.

Anworth's Misleading Statements and Half-Truths (continued)

Anworth further states in its April 28 letter to stockholders:

- "The only specific transactions Western identifies as part of its plan to "maximize long-term value for all stockholders" are the liquidation and dissolution of your Company."

  FACT: Anworth does not mention Western's strategic alternatives plan discussed in our proxy statement. Liquidation is at the bottom of our list of desired strategic alternatives. We want to maximize value for all stockholders, including for our 5 million shares. This can probably best be accomplished by keeping the REIT in existence.

- "An activist hedge fund, Western Investment LLC, wants control of your board. Western is focused on liquidating your company and terminating your investment, instead of building long-term value and returns."

  FACT: Western will have no control over the board. As evidenced by information included in Western's proxy statement and in communication with Anworth's stockholders, Western is focused on finding a good strategic alternative to maximize value for all stockholders and will only liquidate if no better alternative is found.

- "Western boasts that it has been an activist stockholder in 38 companies. In an appendix to its proxy statement it disclosed only one occasion where it won a board seat. Western has no apparent experience in controlling public company boards and its director nominees have no track record managing a mortgage REIT."

  FACT: Western specifically disavows any interest in having control over Anworth. Western believes that control of the board stems from the ability to re-nominate board members. Western will have no such ability. None of Western's nominees are affiliated with or controlled by Western. The nominees possess significant board and management experience, including having served as a director of BlackRock, the world's largest investment manager. Western traditionally does not seek board positions for itself.

Anworth's management and its board deliberately fail to state the whole-truth and use misleading facts to suggest success when in fact there is failure.

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What is Western Investment's Strategy

- Assuming our nominees are elected, the directors would consider a new manager for Anworth.
    - Fischer Francis Trees & Watts (FFTW), a fixed income specialist, has agreed to manage Anworth should the directors so request.
    - FFTW is ready to step in right away.
    - There is no commitment on the nominees part to choose FFTW.

- The Board's immediate priority is to evaluate strategic alternatives.
    - We have had discussions with a leading investment banking firm who has expressed a strong desire to conduct a strategic alternative search.
    - Alternatively, the nominees are open to continuing Anworth's existing relationship with Credit Suisse.
    - We expect that the new board would be able to conclude its analysis within 3 months, at which time the board would either recommend the pursuit of a strategic alternative or liquidation, whichever has a greater long term value for stockholders. In either case, a stockholder vote would be used to approve the board's decision.
    - In the unlikely event there is a liquidation, it would be done carefully so as to maximize value.

- During the period while the board is considering strategic alternatives, the board would consider repurchasing the maximum number of shares permitted by law.

A First Rate Fixed Income Manager Should Manage Anworth's Assets

- If elected, our nominees will consider new managers.

- Highly respected fixed income specialist, Fischer Francis Trees & Watts (FFTW), has offered to manage the portfolio on an interim basis, if necessary, at a lower rate than the current manager while alternatives are reviewed.

- FFTW has been managing fixed income assets for over 40 years (since 1972) and managed US$51 billion as of March 31, 2014, with offices located in New York and London. FFTW exclusively provides active fixed income asset management services to institutional investors; this has been FFTW's sole line of business since the company's inception. FFTW's client base is global in nature and includes central banks, official institutions, public funds, employee pension funds, insurance companies, endowments, foundations, hospitals, corporations and commercial banks in over 30 countries.

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Incumbents: A History of Failure

- Anworth has long-term failed performance.

- Book value discount has never been adequately addressed.

- Until threatened with a proxy contest, failed to aggressively repurchase shares.

- Related Party Transaction: In February 2012, Anworth signed a new sublease for 7,300 square feet, a significant amount of space for an externally managed REIT, at a cost of approximately $500,000 per year, from a company owned by a trust controlled by Lloyd McAdams, Anworth's Chairman, Chief Executive Officer and President, and Heather Baines, Anworth's Executive Vice President. The same person serves as the compliance officer of Anworth and the sublessor. Is that good for stockholders?

Incumbents: Lack Expertise to Succeed

- Anworth recently announced an investment diversification strategy.

- We fear this strategy could be a repeat of past failed efforts.

  - In November 2003, Anworth formed Belvedere Trust Mortgage Corporation to acquire mortgage loans and other mortgage-related assets.

  - By December 2007, after failing to meet margin calls and defaulting on its lines of credit, Belvedere Trust Mortgage Corporation's assets were either seized or written off resulting in a loss to Anworth stockholders of approximately $151 million.

Management: Overpaid for Underperformance

- Management has collected almost $80 million in fees over the past decade despite Anworth's poor performance. Over $11 million per year in 2012 and 2013.

- Management sold the external management company to stockholders in 2002 and then re-obtained it for nothing in 2008. Are they planning to sell it to stockholders again? Internal management is widely considered to be the preferred structure for stockholders.

- Most appallingly, the board quadrupled management's fees in 2008 despite Anworth suffering huge losses during the prior year.

Stockholders Deserve:

- First rate management, not management with a decade of failure.

- A Board that represents them, not management.

- Directors whose interests are aligned with stockholders.

- Effective, engaged oversight of management.

- An amelioration of the persistent and overly deep discount to book value at which Anworth's shares have historically traded.

- A fair price for their invested assets when they decide it is time to sell - especially if they choose to sell, or need to sell, when the stock has traded at as much as a 29.6% discount only four months ago.

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Our interests are aligned with all Stockholders

What we bring to the Board:

- Commitment to Good Governance.

- Ownership Representation in the Boardroom.

- Active, Engaged Advocacy.

- Talent, Expertise and Experience.

- **Focus on Improving Performance.**

  – Will explore replacing Anworth's current manager with a team focused on maximizing shareholder value.

- **Focus on Delivering Full Value.**

  – **Accretive program of share repurchases. Possibly up to the maximum amount allowable.**

Our Nominees

- Enormously Qualified

- Professional

- Accomplished

- Experienced

Summary of our Nominees

- Paul DeRosa
    - 33 years as a senior or head fixed income portfolio manager
    - Managed $10 to $20 billion
    - Head of proprietary trading and financial derivatives at Citibank
    - Managed Eastbridge, a US Treasury primary dealer
    - Highly successful hedge fund manager
    - Senior Partner at Mt. Lucas Management
    - Board member: AMBAC Financial Group (AMBC) and Intervest Bankshares (IBCA)

- Greg Dube:
    - 37 years as a senior manager of fixed income sales, trading and portfolio management
    - Managed $15 billion at Alliance Bernstein
    - Board member: Gabelli Global MultiMedia Trust (GGT)

Summary of our Nominees (continued)

- ## Kenneth Dunn :
  - 15 years as co-head of fixed income portfolio management at Morgan Stanley
  - Managed $100 billion
  - Dean and Professor at David A. Tepper Business School Carnegie-Mellon
  - Board member: BlackRock (BLK) and NextEra Energy (NEE). BlackRock is the world's largest asset manager, managing over $4 trillion dollars.

- ## Ronald Mass:
  - 21 years as a Senior Portfolio Manager at Western Asset Management (no affiliation with Western Investment)
  - Managed over $100 billion portfolios of mortgage and asset backed securities
  - Founding partner Almitas Capital
  - Board Member: Woodside Homes, a privately held home builder

- ## Scott Richard:
  - 17 years as a fixed income portfolio manager. Mortgage specialist
  - One of three PMs jointly responsible for $100 billion Morgan Stanley
  - Head of mortgage research at Goldman Sachs
  - Professor of financial economics Carnegie-Mellon
  - Visiting Professor at Sloan School of Management (MIT)

VOTE THE GOLD PROXY

HOW MUCH WORSE COULD THIS BE? CONTINUOUS UNDERPERFORMANCE FOR THE PAST 1, 3, 5 AND 10 YEAR PERIODS PLUS A BOARD WHO HAS FAILED TO EXERCISE ITS FIDUCIARY RESPONSIBILITY TO STOCKHOLDERS.

THESE NOMINEES, IF ELECTED, WOULD CONSTITUTE ONE OF THE STRONGEST AND MOST EXPERIENCED BOARDS OF ANY ASSET MANAGER IN THE WORLD.

VOTE FOR THE NOMINEES THAT ARE COMMITTED TO TAKE ACTION THAT WILL LEAD TO MAXIMUM VALUE FOR ALL INVESTORS.